EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
	June 26,	June 27,
In millions	2011	2010
Earnings
Earnings before income taxes and noncontrolling interests	$1,284	$649
Add:
Fixed charges	53	50
Amortization of capitalized interest	1	2
Distributed income of equity investees	187	116
Less:
Equity in earnings of investees	190	158
Capitalized interest	1	3
Earnings before fixed charges	$1,334	$656

Fixed charges
Interest expense	$23	$18
Capitalized interest	1	3
Amortization of debt discount	1	5
Interest portion of rental expense (1)	28	24
Total fixed charges	$53	$50

Ratio of earnings to fixed charges	25.2	13.1

(1)  Amounts represent those portions of rent expense that are reasonable approximations of interest costs.